Exhibit 3.1

   clickNsettle.com, Inc.
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
CLICKNSETTLE.COM, INC.

(Under Section 242 of the General Corporation Law)

clickNsettle.com, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is clickNsettle.com, Inc.

SECOND: The Board of Directors of the Corporation adopted the following preamble and resolution on October 15, 2004, setting forth, proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

WHEREAS, the Board of Directors deems it advisable to increase the number of outstanding shares of the Corporation and the number of authorized shares of common stock; be it

RESOLVED, that the number of authorized shares of common stock, par value $0.001 per share, shall be increased from 25 million to 300 million, and that to effect such, and subject to the approval of a majority of the stockholders of the Corporation, Article Fourth of the Certificate of Incorporation of the Corporation be amended by:

Deleting “Twenty-Five Million (25,000,000)” and replacing it with “Three Hundred Million (300,000,000).”

THIRD: That thereafter the above amendment to the Certificate of Incorporation of the Corporation was duly approved upon written consent of the stockholders owning a majority of the issued and outstanding shares of the common stock of the Corporation entitled to vote thereon in accordance with Section 228 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 31st day of January 2007.

clickNsettle.com, Inc. By: /s/ Roy Israel Name: Roy Israel Title: CEO & President

ATTEST:
/s/ Patricia A. Giuliani-Rheaume
Name: Patricia A. Giuliani-Rheaume
Title: VP & CFO